

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3010

May 8, 2009

Robert A. Bourne, Chief Executive Officer
CNL Macquarie Global Income Trust, Inc.
CNL Center at City Commons
450 South Orange Ave.
Orlando, FL 32801

Re: CNL Macquarie Global Income Trust, Inc.
Registration Statement on Form S-11
File No. 333-158478
Filed April 8, 2009

Dear Mr. Bourne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share

repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

3. We note that up to 60% of your assets may be located outside of the United States. We also note the disclosure on page 6 indicating that income or gains derived from operations outside the United States will be subject to taxation under the applicable foreign tax system. Please revise to provide a detailed discussion of the possible non-favorable tax treatment and how such treatment would affect taxation on the corporate and shareholders level. For instance, elaborate on the additional tax cost and other inefficiencies that could reduce the benefits of your REIT status.

Our Conflicts of Interest, page 6

4. We note the disclosure of the number of other programs that have similar investment objectives to you. Please revise to disclose the number of real estate programs to which your advisor, its affiliates, and related parties may allocate their time so that the conflict involving the amount of time devoted to your operations is placed into context.

Compensation of Our Advisor and Affiliates, page 8

5. We note the estimated fees you disclosed assuming debt financing are based on 45% leverage. Please revise to provide such disclosure based on your maximum leverage limitation.

Our Exit Strategy, Page 15

6. Please revise to clarify here, and where appropriate, that you do not have specific criteria established for the "consideration" that is required prior to the seventh anniversary of the effective date of this offering, if true. Also, clarify if you will explain your consideration to shareholders in the event the board decides not to pursue a liquidity event.

Risk Factors, page 24

7. Considering the potentially significant amount of loans and real estate related securities that may be included in your portfolio, please provide a risk factor addressing the risks associated with the possibility that you may be classified as an investment company under the Investment Company Act of 1940. Also, please

discuss the limitations on how you will be able to invest your portfolio if you intend to avoid becoming an investment company.

8.   We note the disclosure in the introductory paragraph that "additional risks and uncertainties not presently known" may cause you harm. Please revise to remove the noted qualification.

Management Compensation, page 57

9.   We note the discussion of investment impairments on page 97. Please revise to clarify if the amounts used to determine your asset management fee will take into account any impairments made to your assets. If not, please revise to clarify that fact here and in the disclosure regarding conflicts of interest and risk factors.

Investment Objectives and Policies, page 77

10.   The risk factors on pages 40-41 indicate that securitizations are an integral aspect of your business plan, otherwise you would not have included their potential unavailability as material risks to you. As such, please revise to discuss how securitizations fit into your investment objectives and policies.

11.   We note that you intend to invest up to 30% of your portfolio in commercial real estate related debt and securities, and that the target allocation is subject to change. Please tell us whether there are any restrictions in your charter on the amount of your portfolio that may be invested in this type of assets. In addition, please provide us with a detailed legal analysis of how you will manage your portfolio in a manner that will enable you to avoid becoming subject to regulation under the Investment Company Act.

Investments in and Originating Real Estate Related Loans, page 79

12.   We note from the disclosure on pages 82 and 83 that you intend to invest in CMBS and CDOs. Please revise to discuss the recent and current market conditions affecting the noted securities and explain how such developments affect your investment strategy. Also, please revise to discuss how the "income oriented" focus affects your holding strategy regarding loans and securities acquired.

Prior Performance Summary, page 89

13.   Please revise to update your prior performance summary and the prior performance tables for CNL to include information as of December 31, 2008.

14.   Please revise to disclose aggregate number of properties purchased and location by region for the 10 year summary on page 89 of the public programs sponsored

by CNL. Also, please provide similar regional disclosure for CNL's nonpublic programs.

Investment Impairments, page 97

15.   Please revise this subsection to discuss impairments to your investments other than real estate you wholly own.

Prior Performance Tables – CNL

Table III, page A-8

16.   We note that you have only provided two years of operating data for CNL Hotels and Resorts and CNL Retirement Properties. Please revise to provide 2004 operating data for the two noted programs.

Table III – CNL Retirement Properties, Inc. page A-10

17.   You reported a $43 million cash deficiency instead of cash generated after cash distributions and special items for 2005. Please reconcile.

Table IV – CNL Retirement Properties, Inc. page A-18

18.   Please explain the inconsistency between the Dollar Amount Raised reported in this table versus the amount reported in Table II on page A-5.

Table V – CNL Retirement Properties, Inc. page A-20

19.   We note that you reported $2.4 million in purchase money mortgage taken back by program. Please revise to provide a footnote to the table confirming that the amounts shown are the face amounts and do not represent discounted current value. In addition, describe the terms including interest rate, any balloon payment and other special provisions. Refer to footnote 2 to Table V in Industry Guide 5. Revise your disclosure accordingly for CNL and Macquarie Capital Funds.

Prior Performance Tables – Macquarie Capital Funds

Table I, page B-4

20.   From footnote 4, it appears that the DRP proceeds are used for capital expenditures instead of funding acquisitions. If so, please revise to clarify the percentage raised through non-DRP offerings that were applied toward acquisition costs. Also, we note that footnote 5 ties acquisitions cost to associated capital raising. Please revise to clarify how DRP proceeds are classified in this footnote.

21.   It is not clear if the percentages listed for the offering expenses include the DRP proceeds. If so, please revise to include a footnote to disclose the offering expenses as a percentage of your non-DRP offering proceeds.

Table IV, page B-9

22.   Please revise to clarify the amount included in the dollar amount raised that is attributable to the program's DRP.

Exhibits

23.   Please file the legal and tax opinions with the next amendment or provide a draft opinion for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   · the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Jaime John (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter E. Reinert, Esq.
via facsimile (407) 843-4444